Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2017	2016	2015	2014	2013
Earnings
Income before assessments	$377,400	$288,941	$285,049	$284,208	$164,453
Fixed charges	1,018,945	637,407	378,462	343,693	402,142
Earnings available for fixed charges	1,396,345	926,348	663,511	627,901	566,595

Fixed charges
Interest expense	1,018,246	636,701	377,756	342,986	401,437
Interest portion of net rent expense(1)	699	706	706	707	705
Total fixed charges	$1,018,945	$637,407	$378,462	$343,693	$402,142

Ratio of earnings to fixed charges	1.37	1.45	1.75	1.83	1.41
Notes:
(1) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.